NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Warrant, to purchase one Class A-1 Common Stock at an exercise price of $11.50 per share (the 'Warrants') of Accel Entertainment, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on August 18, 2020, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Warrant are no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision that the Warrants are no longer suitable for listing pursuant to Section 802.01D of the NYSE Listed Company Manual (the 'Manual') because the number of holders of the Warrants is fewer than 100 after the partial redemption of the Warrants. The Exchange, on July 21, 2020, determined that the Warrants of the Company should be suspended from trading, and directed the preparation and filing with the Commission of this application for the removal of the Warrants from listing and registration on the Exchange. The Company was contacted on July 21, 2020 and notified by letter on July 22, 2020. Pursuant to the above authorization, on July 21, 2020, a press release regarding the delisting was issued and posted on the Exchange's website and trading was suspended in the Warrant prior to market open. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Warrants, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.